Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

January 31, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11224
Elite Earnings Growth Portfolio Series
(the “Trust”)
CIK No. 1997058 File No. 333- 276138

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

General

1.Please revise the name of the Trust to address concerns arising from Section 35(d) of the 1940 Act that the current name could be misleading to investors. The Staff notes that the term “Elite Earnings” seems to suggest the Trust will have an elevated performance or returns as compared to peers.

Response:The Trust has revised its name from “Elite Earnings Growth Portfolio Series” to “Earning Leaders Portfolio Series” to denote the Earnings Leaders companies it invests in. The disclosure in the section entitled “Portfolio Selection Process” has been revised to include a definition for Earnings Leaders as follows:

“The Trust invests in companies that the Sponsor considers to be “Earnings Leaders”, which are the top 25 companies as determined by the ranking process described below. The Sponsor expects Earning Leaders to be profitable in the current and next two fiscal years and to grow earnings by at least 15% in each of the next two fiscal years.”

Portfolio

2.The Staff notes that the section entitled “Portfolio Selection Process” includes a screen for profitability. Please explain why normalized earnings per share is important in the screening process.

Response:With respect to the Staff’s comment, the Trust confirms that the disclosure in the section “Portfolio Selection Process” has been revised accordingly as follows:

“Screen for Profitability. The next step in our process is to look for those companies that are anticipated to be profitable in the current fiscal year by identifying those companies with a normalized earnings per share greater than zero. Normalized earnings per share refers to the amount of income allocated to each share of common stock after adjusting for nonrecurring income and expenses. Normalized earnings per share excludes the impact of abnormal, non-operating items to reflect the true earnings of the business.”

3.The Staff notes that the section entitled “Portfolio Selection Process” includes a screen for growth. Please clarify which entity is conducting the growth projection.

Response:With respect to the Staff’s comment, the Trust confirms that the disclosure in the section “Portfolio Selection Process” has been revised accordingly to identify the party conducting the growth projection, Capital IQ.

4.The Staff notes that the section entitled “Portfolio Selection Process” includes disclosure on ranking companies based on a combination of factors, including expected stability of future earnings. Since the expected stability of future earnings is based on the scaled dispersion of analyst earnings per share estimates over a period of twelve months, please include a plain English explanation of what this scaled dispersion is.

Response:With respect to the Staff’s comment, the Trust confirms that the disclosure in the section “Portfolio Selection Process” has been revised accordingly as follows:

“A company’s expected stability of future earnings is based on the scaled dispersion of analyst earnings per share estimates over the next twelve months, which is the difference between its highest and lowest analyst earnings per share estimates for the next twelve months, divided by the absolute value of the average estimate.”

5.Please consider disclosing the extent to which the Trust will be invested in the components listed in the section entitled “Additional Portfolio Contents” section.

Response:With respect to the Staff’s comment, the Trust notes that the types of investments listed in the section entitled “Additional Portfolio Contents” are not necessarily sought by the Trust as a part of its investment strategy; however, the Trust expects to have exposure to such investments through the common stocks selected for its portfolio pursuant to the investment strategy. Accordingly, the Trust’s prospectus includes risk disclosure relating to such investments and a corresponding reference to such investments in the section entitled “Additional Portfolio Contents.”

6.The Staff notes that dividend-paying securities are typically not considered securities with elite earnings. Please consider disclosing the parameters of dividend-paying securities in the Trust.

Response:With respect to the Staff’s comment, the Trust notes that the dividend-paying securities listed in the section entitled “Additional Portfolio Contents” are not necessarily sought by the Trust as a part of its investment strategy; however, the Trust expects to have exposure to dividend-paying securities through the common stocks selected for its portfolio pursuant to the investment strategy. Accordingly, the Trust’s prospectus includes risk disclosure relating to dividend-paying securities and a corresponding reference to such dividend-paying securities in the section entitled “Additional Portfolio Contents.”

7.The Staff notes that the section entitled “Portfolio Selection Process” includes disclosure that identifies the universe of stocks from which the portfolio is selected, beginning “with the largest 500 liquid and currently profitable U.S. stocks.” Please consider whether large capitalization companies should be included in the section entitled “Additional Portfolio Contents.”

Response:With respect to the Staff’s comment, the Trust confirms that the disclosure in the section “Additional Portfolio Contents” has been revised accordingly.

Risk Factors

8.Please consider including a principal risk for investing in growth companies.

Response:With respect to the Staff’s comment, the Trust confirms that the disclosure in the section “Risk Factors” has been revised to include a principal risk for investing in growth companies.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon